UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-53831

Tropicana Entertainment Inc.

(Exact name of registrant as specified in its charter)

100 West Liberty Street, Suite 1150, Reno, Nevada 89501 Tel: (775) 328-0100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.01

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

Pursuant to the requirements of the Securities Exchange Act of 1934, Tropicana Entertainment Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

*Explanatory Note: On October 1, 2018, Tropicana Entertainment Inc. completed a merger transaction under which Tropicana Entertainment Inc. merged into Delta Merger Sub, Inc., a wholly-owned direct subsidiary of Eldorado Resorts, Inc.

TROPICANA ENTERTAINMENT INC.

Date:	October 1, 2018	By:	/s/Edmund L. Quatmann, Jr.
Name: Edmund L. Quatmann, Jr.
Title: Executive Vice President, Chief Legal Officer and Secretary